ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 12, 2024	Kelsey Barrett T +1 617 951 7183 Kelsey.barrett@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Seamus O’Brien

Re:	TCW ETF Trust (the “Trust”) (File Nos. 333-249926 and 811-23617)

Dear Mr. O’Brien:

We are writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided telephonically on Thursday, May 23, 2024, regarding Post-Effective Amendment No. 21 to the Trust’s registration statement on Form N-1A (the “Registration Statement”) relating to TCW Flexible Income ETF, TCW Senior Loan ETF, TCW Investment Grade Credit ETF, TCW High Yield Bond ETF, TCW AAA CLO ETF, and TCW Multisector Credit Income ETF (each a “Fund,” and together, the “Funds”), which was filed with the Commission on April 8, 2024. The Staff’s comments are summarized below, and each is followed by the Trust’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

General

1.	Comment: Where a comment is made with respect to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: The Trust acknowledges the Staff’s comment.

2.	Comment: We note that portions of the Registration Statement are incomplete. Please confirm that all bracketed language and any placeholders will be filled in prior to effectiveness.

Response: The Trust so confirms.

3.	Comment: Please confirm the expected timing of the Prospectus/Information Statement on Form N-14 filing with respect to all the Funds other than TCW Flexible Income ETF.

Response: The Trust expects to file registration statements on Form N-14 for all Funds other than TCW Flexible Income ETF on or about June 12, 2024.

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TCW Flexible Income ETF

4.	Comment: The Staff notes that the first paragraph of the Principal Investment Strategies section provides that “[d]uration is a measure that is used to determine the price sensitivity of a fixed income security to changes in interest rates.” Please consider adding a similar explanation for “maturity” in the Fund’s Principal Investment Strategies section.

Response: The Trust confirms that the requested change has been made. The Principal Investment Strategies section will be revised to read as follows:

The Fund may invest in securities of any maturity, and there is no limit on the weighted average maturity of the Fund’s portfolio. Maturity refers to the date when a bond’s principal is repaid with interest. The Fund does not have a duration target. However, under normal circumstances, the average portfolio duration varies from zero to eight years. Duration is a measure that is used to determine the price sensitivity of a fixed income security to changes in interest rates.

5.	Comment: The Staff notes that the second paragraph of the Principal Investment Strategies section includes disclosure that the Fund will invest in bank loans, private placements, and restricted securities. If investments in bank loans, private placements and restricted securities are part of the Fund’s principal investment strategies, please include corresponding risk disclosure. If investments in bank loans, private placements or restricted securities are not part of the Fund’s principal investment strategies, please consider removing such disclosure from the Summary Prospectus.

Response: With respect to investments in bank loans, the Trust confirms that Bank Loan Risk is included as a principal risk of the Fund. With respect to investments in private placement securities and restricted securities, the Trust confirms that Liquidity Risk and Price Volatility Risk, which the Trust believes are the chief risks presented by investments in such securities, are included as principal risks of the Fund. The Trust believes that its current risk disclosure meets the requirements of Item 4(b) of Form N-1A. However, in response to the Staff’s comment, the Trust will add Private Placement and Restricted Securities Risk in connection with the next annual update to its registration statement. In addition, also in response to the Staff’s comment, the Trust will revisit Senior Loan Risk in connection with the next annual update to its registration statement and consider further enhancements thereto.

6.	Comment: The Staff notes that in the second paragraph of the Principal Investment Strategies section, the disclosure states that “[t]he Fund may invest up to 35% of its total assets (measured at the time of investment) in asset-backed and mortgage-related securities rated below investment grade by Moody’s, S&P or Fitch, or, if unrated, determined by the Adviser to be of comparable quality.” Please consider providing examples of asset-backed securities (in addition to mortgage-related securities).

Response: The Trust respectfully notes that, in the same paragraph, the disclosure provides such examples, stating that investments in the Fund include various types of bonds and debt securities, including asset-backed securities “including collateralized debt obligations, which in turn include collateralized bond obligations and collateralized loan obligations.”

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7.	Comment: The Staff notes that in the third paragraph of the Principal Investment Strategies section, the disclosure states that the Fund may be invested in “emerging markets and instruments that are economically tied to emerging market countries.” Please consider providing an explanation of what an emerging market is and examples of instruments that are economically tied to emerging markets in the summary prospectus.

Response: The Trust respectfully notes that the following disclosure is included in the Fund’s statutory prospectus:

The Fund considers emerging market countries to include all of the countries in the J.P. Morgan Emerging Market Bond Index (EMBI) Global Diversified, the J.P. Morgan Corporate Emerging Market Bond Index (CEMBI) Broad Diversified, the J.P. Morgan Government Bond Index-Emerging Markets (GBI-EM), the MSCI Emerging Markets Index and the MSCI Frontier Markets Index. Instruments considered to be economically tied to emerging market countries are (i) those that are principally traded in an emerging market country, or (ii) those that are issued by: (a) an issuer organized under the laws of or maintaining a principal place of business in an emerging market country, (b) an issuer that derives or is expected to derive 50% or more of its total revenues, earnings or profits from business activity in an emerging market country, or that maintains or is expected to maintain 50% or more of its employees, assets, investments or operations in an emerging market country, or (c) a governmental or quasi-governmental entity of an emerging market country.

The Trust believes that its current disclosure meets the requirements of Items 4(a) and 9(b) of Form N-1A.

8.	Comment: The Staff notes that in the fifth paragraph of the Principal Investment Strategies section, the disclosure states that the Fund may invest “up to 20% of its total assets in a combination of convertible bonds, preferred stock, and common stock of domestic and foreign companies.” If convertible bonds, preferred stock and common stock are part of the Fund’s principal investment strategies, please include corresponding risk disclosure. If investments in convertible bonds, preferred stock and common stock are not part of the Fund’s principal investment strategies, please consider removing such disclosure from the Summary Prospectus.

Response: With respect to preferred stock and common stock, the Trust confirms that Equity Securities Risk, Credit Risk and Liquidity Risk, which the Trust believes address the chief risks presented by such securities, are included as principal risks of the Fund. With respect to convertible bonds, the Trust confirms that Debt Securities Risk and Liquidity Risk, which the Trust believes address the chief risks presented by such securities, are included are principal risks of the Fund. The Trust believes that its current risk disclosure meets the requirements of Item 4(b) of Form N-1A. However, in response to the Staff’s comment, the Trust will add Preferred Securities Risk and Convertible Securities Risk in connection with the next annual update to its registration statement.

9.	Comment: The Staff notes that in the last paragraph of the Principal Investment Strategies section, the disclosure states that “[t]he types of derivative instruments in which the Fund will principally invest are primarily currency and other futures, forward contracts, options, and swap agreements (typically interest rate swaps, index-linked swaps, total return swaps and credit default swaps).” If the Fund will be writing options on credit default swaps as part of its principal investment strategy, please include corresponding risk disclosure.

Response: The Trust confirms that the Fund will not be writing options on credit default swaps as part of its principal investment strategy.

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10.	Comment: With regard to Distressed and Defaulted Securities Risk in the Principal Investment Risks section, the disclosure states that “[d]istressed and defaulted securities risk is the risk that the repayment of defaulted securities and obligations of distressed issuers is subject to significant uncertainties.” Please consider adding additional risk disclosure identifying the types of uncertainties in the noted risk factor.

Response: The Trust believes that its current risk disclosure meets the requirements of Item 4(b) of Form N-1A. However, in response to the Staff’s comment, the Trust will supplement Distressed and Defaulted Securities Risk to identify the types of uncertainties in the noted risk factor in connection with the next annual update to its registration statement.

Distressed and Defaulted Securities Risk. Distressed and defaulted securities risk is the risk that the repayment of defaulted securities and obligations of distressed issuers is subject to significant uncertainties. A security held by the Fund may default, or the issuer of the security may become distressed, after the Fund’s investment. In addition, the Fund’s investments may be distressed or defaulted at the time of investment. Because the issuer of such securities is in default and/or in distressed financial condition, repayment of defaulted securities and obligations of distressed issuers is uncertain. To the extent that the Fund is invested in distressed or defaulted securities, its ability to generate current income for its shareholders may be diminished. The Fund is also subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by the distressed or defaulted securities will eventually be satisfied, and the Fund may lose its entire investment or be required to accept cash or securities with a lesser value than its original investment.

With respect to TCW Flexible Income ETF, the Trust believes that its current risk disclosure meets the requirements of Item 4(b) of Form N-1A. However, in response to the Staff’s comment, the Trust will make the above revision in connection with the next annual update to its registration statement.

11.	Comment: With regard to Equity Securities Risk in the Principal Investment Risks section, the disclosure states that “[e]quity securities are subject to changes in value, and their values may be more volatile than those of other asset classes.” Please consider adding additional risk disclosure related to convertible instruments under Equity Securities Risk or add a separate risk factor in the Principal Investment Risks section.

Response: See Comment 8 above.

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TCW Senior Loan ETF

12.	Comment: The Staff notes that in the first paragraph of the Principal Investment Strategies section, the disclosure states that “[t]he Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in senior secured floating rate investments and in investments that are the economic equivalent of senior secured floating rate loans, in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).” Please consider providing a brief explanation for senior debt.

Response: The Trust confirms that the requested change has been made. The Principal Investment Strategies section will be revised to read as follows:

The Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in senior secured floating rate investments and in investments that are the economic equivalent of senior secured floating rate loans, in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). These economically equivalent investments may include, but are not limited to, any combination of the following items: (i) senior secured floating rate bank loans or debt; (ii) fixed-rate loans or debt, such as corporate bonds, preferred securities, convertible securities, mezzanine investments, collateralized loan obligations, senior loans, structured products and U.S. government debt securities, with respect to which the Fund has entered into derivative instruments that have the effect of converting the fixed-rate interest payments into floating-rate interest payments; and (iii) written credit derivatives, which would give the Fund exposure to the credit of a single issuer or an index. Senior debt is debt that takes priority over other unsecured or otherwise more “junior” debt owed by an issuer. Senior debt is frequently issued in the form of senior notes or referred to as senior loans.

13.	Comment: The Staff notes that in the first paragraph of the Principal Investment Strategies section, the disclosure states that “[t]hese economically equivalent investments may include, but are not limited to, any combination of the following items. . .preferred securities, convertible securities, mezzanine investments. . .” Please confirm that preferred securities, convertible securities and mezzanine investments will not be included in the 80% policy as these investments are not “senior” debt.

Response: The Trust confirms that the requested change has been made. The Principal Investment Strategies section will be revised to read as follows:

These economically equivalent investments may include, but are not limited to, any combination of the following items: (i) senior secured floating rate bank loans or debt; (ii) fixed-rate loans or debt, such as corporate bonds, ~~preferred securities,~~ convertible notes ~~securities, mezzanine investments~~, collateralized loan obligations, senior loans, structured products and U.S. government debt securities, with respect to which the Fund has entered into derivative instruments that have the effect of converting the fixed-rate interest payments into floating-rate interest payments; and (iii) written credit derivatives, which would give the Fund exposure to the credit of a single issuer or an index.

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14.	Comment: The Staff notes that in the first paragraph of the Principal Investment Strategies section, the disclosure states that “[t]hese economically equivalent investments may include, but are not limited to, any combination of the following items. . . written credit derivatives, which would give the Fund exposure to the credit of a single issuer or an index.” If the Fund will be issuing credit protection, please disclose in plain English and include corresponding risk disclosure. If not, please remove this disclosure.

Response: The Trust confirms that the Fund will not be issuing credit protection as part of its principal investment strategy. The Trust further confirms that the requested change has been made. The Principal Investment Strategies section will be revised to read as follows:

These economically equivalent investments may include, but are not limited to, any combination of the following items: (i) senior secured floating rate bank loans or debt; and (ii) fixed-rate loans or debt, such as corporate bonds, preferred securities, convertible securities, mezzanine investments, collateralized loan obligations, senior loans, structured products and U.S. government debt securities, with respect to which the Fund has entered into derivative instruments that have the effect of converting the fixed-rate interest payments into floating-rate interest payments~~; and (iii) written credit derivatives, which would give the Fund exposure to the credit of a single issuer or an index~~. ~~The market value of written credit derivatives would count toward the80% test specified above.~~

15.	Comment: The Staff notes that in the first paragraph of the Principal Investment Strategies section, the disclosure states that “[t]he market value of written credit derivatives would count toward the 80% test specified above.” Please explain if this proposed treatment complies with amended Rule 35d-1 under the 1940 Act.

Response: See Comment 14 above.

16.	Comment: The Staff notes that in the fourth paragraph of the Principal Investment Strategies section, the disclosure states that “[t]he Fund may invest up to 20% of its net assets, plus any borrowings for investment purposes, in fixed income securities with respect to which the Fund has not entered into derivative instruments to effectively convert the fixed-rate interest payments into floating-rate interest payments.” Please explain the proposed treatment of such instruments for purposes of Rule 35d-1 under the 1940 Act.

Response: The Trust confirms that fixed income securities, including, among others, corporate bonds, preferred securities and convertible securities, will count towards the 20% bucket (and not towards compliance with the 80% test). The Principal Investment Strategies section will be revised to read as follows:

The Fund may invest up to 20% of its net assets, plus any borrowings for investment purposes, in fixed income securities ~~with respect to which the Fund has not entered into derivative instruments to effectively convert the fixed-rate interest payments into floating-rate interest payments. Those fixed income securities may include, but are not~~ including but not limited to, ~~corporate bonds,~~ preferred securities, convertible securities, mezzanine investments, ~~collateralized loan obligations, senior loans,~~ and second lien loans~~, structured products and U.S. government debt securities~~.

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17.	Comment: The Staff notes that in the fourth paragraph of the Principal Investment Strategies section, the disclosure states that “[t]hose fixed income securities may include, but are not limited to, corporate bonds, preferred securities, convertible securities, mezzanine investments, collateralized loan obligations, senior loans, second lien loans, structured products and U.S. government debt securities.” Please consider adding a brief description of structured products.

Response: The Trust confirms that the requested change has been made. The Fund’s statutory prospectus will be revised to add the following:

A structured product generally is a privately negotiated debt or equity investment the terms of which may combine the features of a traditional stock, bond, or commodity with the features of a derivative such as an option or forward contract. Generally, the principal amount, amount payable upon maturity or redemption, and/or interest rate of a structured product is tied (positively or negatively) to the price of a commodity, currency, securities index, interest rate, or some other economic factor.

18.	Comment: The Staff notes that in the sixth paragraph of the Principal Investment Strategies section, the disclosure states that “[t]he Fund may invest up to 20% of its assets in securities of foreign issuers, including issuers located in emerging markets and instruments that are economically tied to emerging market countries.” Please consider providing an explanation of what an emerging market is and examples of instruments that are economically tied to emerging markets in the summary prospectus.

Response: The Trust respectfully notes that the following disclosure is included in the Fund’s statutory prospectus:

The Fund considers emerging market countries to include all of the countries in the J.P. Morgan Emerging Market Bond Index (EMBI) Global Diversified, the J.P. Morgan Corporate Emerging Market Bond Index (CEMBI) Broad Diversified, the J.P. Morgan Government Bond Index-Emerging Markets (GBI-EM), the MSCI Emerging Markets Index and the MSCI Frontier Markets Index. Instruments considered to be economically tied to emerging market countries are (i)those that are principally traded in an emerging market country, or (ii) those that are issued by: (a) an issuer organized under the laws of or maintaining a principal place of business in an emerging market country, (b) an issuer that derives or is expected to derive 50% or more of its total revenues, earnings or profits from business activity in an emerging market country, or that maintains or is expected to maintain 50% or more of its employees, assets, investments or operations in an emerging market country, or (c) a governmental or quasi-governmental entity of an emerging market country.

The Trust believes that its current disclosure meets the requirements of Items 4(a) and 9(b) of Form N-1A.

19.	Comment: The Staff notes that in the eighth paragraph of the Principal Investment Strategies section, the disclosure states that “[t]he Fund may invest up to 10% of its net assets in common stocks or other equity securities. In addition, the Fund may acquire and hold those securities (or rights to acquire such securities) in unit offerings with fixed income securities, in connection with an amendment, waiver, conversion or exchange of fixed income securities, in connection with the bankruptcy or workout of a distressed fixed income security, or upon the exercise of a right or warrant obtained on account of a fixed income security.” If unit offerings are part of the Fund’s principal investment strategies, please provide a brief description and include corresponding risk disclosure.

Response: The Trust confirms that unit offerings will not be part of the Fund’s principal investment strategies. The Trust further confirms that the Principal Investment Strategies section will be revised to read as follows:

The Fund may invest up to 10% of its net assets in common stocks or other equity securities. ~~In addition, the Fund may acquire and hold those securities (or rights to acquire such securities) in unit offerings with fixed income securities, in connection with an amendment, waiver, conversion or exchange of fixed income securities, in connection with the bankruptcy or workout of a distressed fixed income security, or upon the exercise of a right or warrant obtained on account of a fixed income security.~~

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20.	Comment: With regard to Distressed and Defaulted Securities Risk in the Principal Investment Risks section, the disclosure states that “[d]istressed and defaulted securities risk is the risk that the repayment of defaulted securities and obligations of distressed issuers is subject to significant uncertainties.” Please consider adding additional risk disclosure identifying the types of risks in the noted risk factor.

Response: The Trust confirms that the requested change has been made. The Fund’s statutory prospectus will be revised to read as follows:

Distressed and Defaulted Securities Risk. Distressed and defaulted securities risk is the risk that the repayment of defaulted securities and obligations of distressed issuers is subject to significant uncertainties. A security held by the Fund may default, or the issuer of the security may become distressed, after the Fund’s investment. In addition, the Fund’s investments may be distressed or defaulted at the time of investment. Because the issuer of such securities is in default and/or in distressed financial condition, repayment of defaulted securities and obligations of distressed issuers is uncertain. To the extent that the Fund is invested in distressed or defaulted securities, its ability to generate current income for its shareholders may be diminished. The Fund is also subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by the distressed or defaulted securities will eventually be satisfied, and the Fund may lose its entire investment or be required to accept cash or securities with a lesser value than its original investment.

21.	Comment: Please revise the Fund’s derivatives disclosure to (i) discuss the specific derivative instruments used to achieve the Fund’s investment objective; (ii) remove derivatives disclosure that is not part of the Fund’s principal investment strategy; and (iii) address the purposes for the use of such derivatives. For additional guidance, see the letter from Barry Miller to the ICI dated July 30, 2010.

Response: The Trust confirms that the requested change has been made. The Principal Investment Strategies section will be revised to read as follows:

The Fund may use derivatives for hedging purposes, for risk management or to increase income or gains for the Fund ~~but is not required to do so, as well as to increase the total return on its portfolio investments~~. The types of derivative instruments in which the Fund will principally invest are options, futures and swap agreements, as well as ~~or futures on a security or an index of securities, options on futures, credit default swaps, and~~ interest rate or foreign currency derivatives, including swaps and forward contracts.

With respect to TCW Flexible Income ETF, the Trust believes that its current strategy disclosure meets the requirements of Item 4(a) of Form N-1A. However, in response to the Staff’s comment, the Trust will make the above revisions in connection with the next annual update to its registration statement.

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TCW Investment Grade Credit ETF

22.	Comment: The Staff notes that in the second paragraph of the Principal Investment Strategies section, the disclosure states that “[t]he Fund invests, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in investment grade securities and investment grade instruments.” Please include ratings disclosure to clarify what the Adviser would consider to be “investment grade.”

Response: The Trust confirms that the requested change has been made. The Fund’s statutory prospectus will be revised to read as follows:

The Fund invests, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in investment grade securities and investment grade instruments it regards as bonds in the U.S. and abroad, including emerging markets, and may purchase securities of varying maturities issued by domestic and foreign corporations and governments, in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). If the Fund changes this investment policy, it will notify shareholders in writing at least 60 days in advance of the change. Investment grade securities are securities that have been rated investment grade by at least one of the nationally recognized statistical rating organizations (i.e., debt securities rated at least Baa3 by Moody’s Investors Service, Inc. (“Moody’s”), BBB- by S&P Global Ratings (“S&P”) or BBB- by Fitch Ratings, Inc. (“Fitch”), or A-2 by S&P, P-2 by Moody’s or F-2 by Fitch for short-term debt obligations) or unrated securities determined by the Adviser to be of comparable quality.

23.	Comment: The Staff notes that in the second paragraph of the Principal Investment Strategies section, the disclosure states that “[a] bond is a security or instrument having one or more of the following characteristics: a fixed-income security, a security issued at a discount to its face value, a security that pays interest or a security with a stated principal amount that requires repayment of some or all of that principal amount to the holder of the security. The term ‘bond’ is interpreted broadly by the Adviser as an instrument or security evidencing a promise to pay some amount rather than evidencing the corporate ownership of equity, unless that equity represents an indirect or derivative interest in one or more bonds.” Please consider including this disclosure for all series of the Trust, as applicable.

Response: The Trust confirms that the requested change has been made. The statutory prospectus for all Funds will be revised to add the above disclosure defining bonds.

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TCW AAA CLO ETF

24.	Comment: The Staff notes that in the third paragraph of the Principal Investment Strategies section, the disclosure states that “[t]he Fund may also buy when-issued securities and participate in delayed delivery transactions.” If when-issued securities are part of the Fund’s principal investment strategies, please provide a brief description and add corresponding risk disclosure.

Response: The Trust confirms that the requested changes have been made. The Principal Investment Strategies section will be revised to read as follows:

The Fund may also buy when-issued securities and participate in delayed delivery transactions. When-issued and delayed delivery transactions involve a commitment to purchase or sell specific securities at a predetermined price or yield in which payment and delivery take place after the customary settlement period for that type of security. Typically, no interest accrues to the purchaser until the security is delivered.

Additionally, the Principal Investment Risks section will be revised to add the following risk disclosure:

When-Issued and Delayed Delivery Securities. When-issued and delayed delivery securities involve the risk that the security the Fund buys will lose value prior to its delivery. There also is the risk that the security will not be issued or that the other party to the transaction will not meet its obligation. If this occurs, the Fund may lose both the investment opportunity for the assets it set aside to pay for the security and any gain in the security’s price.

TCW Multisector Credit Income ETF

25.	Comment: The Staff notes that in the second paragraph of the Principal Investment Strategies section, the disclosure states that “[t]he Fund will invest in securities rated below investment grade (commonly known as “junk bonds”) by Moody’s Investors Service, Inc. (“Moody’s”), S&P Global Ratings (“S&P”) or Fitch Ratings, Inc. (“Fitch”), and unrated securities determined by the Adviser to be of comparable quality.” Please include ratings disclosure to clarify what the Adviser would consider to be “below investment grade.”

Response: The Trust confirms that the requested change has been made. The Principal Investment Strategies section will be revised to read as follows:

The Fund will invest in securities rated below investment grade (commonly known as “junk bonds”) by Moody’s Investors Service, Inc. (“Moody’s”), S&P Global Ratings (“S&P”) or Fitch Ratings, Inc. (“Fitch”) (i.e., debt securities rated below Baa3 by Moody’s, BBB- by S&P or BBB- by Fitch, or A-2 by S&P, P-2 by Moody’s or F-2 by Fitch for short-term debt obligations), and unrated securities determined by the Adviser to be of comparable quality.

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We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7183 or kelsey.barrett@ropesgray.com. Thank you for your attention to this matter.

Sincerely,

/s/ Kelsey Barrett

Kelsey Barrett

cc:	Brian McCabe Paulita Pike Jimena Smith Yana Guss